United States securities and exchange commission logo





                              June 25, 2021

       Stanley Chia
       Chief Executive Officer
       Vivid Seats Inc.
       111 N. Canal Street
       Suite 800
       Chicago, Illinois 60606

                                                        Re: Vivid Seats Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 28, 2021
                                                            File No. 333-256575

       Dear Mr. Chia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed May 28, 2021

       Prospectus Cover

   1. Quantify the cash that Vivid Seats PubCo will pay in the Blocker Purchase and the cash that Vivid Seats PubCo
will contribute in the Intermediate Contribution and Issuance.
                                                        Please also quantify
the number of shares of Class B common stock and warrants to purchase Class B common
stock that Vivid Seats PubCo will issue in the Class B
                                                        Issuance. Make
conforming edits throughout your filing.
   2.                                                   Here, and elsewhere in
your filing where you discuss Hoya Midco   s plan to repay a
                                                        portion of its existing
debt, please quantify the amount of debt that will be repaid.
 Stanley Chia
FirstName
Vivid SeatsLastNameStanley Chia
            Inc.
Comapany
June       NameVivid Seats Inc.
     25, 2021
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3. Please revise your disclosure regarding the ownership of the post-combination company to:

                present the Sponsor   s aggregate ownership interest, as you do
on page 12, instead of
              allocating the Sponsor   s interest between the PIPE Investors
and the Sponsor and
              founder shares;
                disclose the Sponsor   s total potential ownership interest
assuming exercise and
              conversion of all securities. In this regard, we note that you exclude the shares of
              Class A common stock underlying Vivid Seats PubCo warrants when calculating these percentages; and
                disclose the number of directors that Private Equity Owner will have the right to
              nominate pursuant to the Stockholders    Agreement. Clarify that
Private Equity
              Owner will control Hoya Topco and therefore will control all decisions put to stockholder.

         Please make conforming revisions throughout your filing. Please also revise your throughout your filing where you discuss the ownership interest of Hoya Topco in both
         Vivid Seats PubCo and in Hoya Intermediate, that these interests are controlled by the
         Private Equity Owner.
What vote is required to approve the Proposals presented at the extraordinary general meeting?, page xxiii

4.       Given that the Sponsor and Horizon   s directors and officers own
approximately 28.7% of
         Horizon   s issued and outstanding Horizon Class A ordinary shares and
100% of Horizon's
         Class B ordinary shares, please disclose the number of votes aside from those held by the
         Sponsor and Horizon   s directors and officers that will be required
to approve the business
         combination proposal, assuming a valid quorum is established.
Summary of the Proxy Statement/Prospectus
Quroum and Required Vote for Proposals for the Extraordinary Meeting, page 15

5. Disclose the information required by Item 3(h) of Form S-4. Key Performance Indicators and Non-GAAP Financial Measure, page 23

6. Reference is made to the reconciliation of Adjusted EBITDA on page 24. Please explain to us in detail why you believe the adjustment for "Transaction costs" used in calculating
         Adjusted EBITDA is appropriate in light of any growth strategy you may have. Please refer to Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on
         Non-GAAP Financial Measures.
Risk Factors, page 30

7. Disclose the material risks to unaffiliated investors presented by taking Vivid Seats public through a merger rather than an underwritten offering. These risks could include the
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Vivid SeatsLastNameStanley Chia
            Inc.
Comapany
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         absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. The global COVID-19 pandemic has had, and is likely to continue to have, a material negative impact on our business and operating results..., page 30

8. Please quantify the reduction in revenues for 2020 and the first quarter of 2021 that you discuss in this risk factor.
Background of the Business Combination, page 99

9.       We note your disclosure that Horizon considered    numerous
potential business
         combination targets to discuss their interest in a potential business combination. Please disclose how many targets Horizon considered, the general nature of the business of those targets, the extent of the engagements with other potential targets, the reasons Horizon believed Hoya Topco was the most attractive target, and the factors considered in dismissing the other alternative candidates considered. To the extent that that Horizon entered into any letters of intent or confidentiality agreements with potential targets, please describe these agreements. We note, in particular, the Form 8-K filed by Horizon on June 14, 2021 relating to a potential business combination on which Horizon spent substantial efforts, but which was not consummated. In addition, to the extent that more than one active SPAC was considered as the potential acquirer for Hoya Topco, please disclose this and how it was determined that Horizon would be the acquirer.
10. Please disclose the terms included in the initial draft of the letter of intent an affiliate of
         Horizon delivered to an affiliate of Hoya Topco on February 22, 2021, a comprehensive description of the negotiation of those terms and the positions taken by each of the parties throughout the negotiations, and the terms of the final term sheet executed by the parties on March 5, 2021. Please also identify the entity which is the "affiliate of Horizon" and whether this entity was engaged in a separate search for a business combination target.
11. Please substantially revise the disclosure in this section to include a description of the negotiations relating to the $2 billion valuation. For example, it is not clear who proposed an initial valuation and what the initial proposal was, if and how the amount evolved throughout the negotiations, and when the final valuation and type of consideration was agreed upon by the parties.
12. We note your disclosure in this section that Hoya Topco engaged Evercore and Horizon engaged Credit Suisse and Deutsche Bank to act as financial advisors and equity capital markets advisors in connection with the business combination and your disclosure on page
         242 that Horizon engaged D.A. Davidson, and William Blair, and that Vivid Seats engaged Citigroup Global Markets, to act as financial and equity capital markets advisors more generally. Please revise your discussion in this section to address in greater detail the role that the financial advisors played in the transaction negotiations and valuation discussions. Please clarify whether the financial advisors delivered any reports to the board that were materially related to the transaction.
 Stanley Chia
FirstName
Vivid SeatsLastNameStanley Chia
            Inc.
Comapany
June       NameVivid Seats Inc.
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13. Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type and breakdown of consideration to be paid to Hoya Topco and Crescent, the financial projections and any discussions relating to the assumptions underlying such projections, the reasons for the Tax Receivable
         Agreement and amounts payable thereunder, the dual-class capitalization structure, the allocation of control between Hoya Topco and Vivid Seats PubCo of Hoya Intermediate,
         Hoya Intermediate   s Second Amended and Restated LLC Agreement and
the related
         mechanisms to match the ownership interests of Hoya Intermediate with Vivid Seats
         PubCo, and the director nomination rights. In your revised disclosure, please list each person present at the meeting (ex: the particular members of the Hoya Topco board who attended the meetings), explain the reason and significance of the issues and terms discussed at the meetings, each party's position on such issues and how you reached agreement on the final terms.
14. We note that Eldridge Industries, LLC, an affiliate of the Sponsor, has agreed to purchase
         19,000,000 shares of Vivid Seats Class A Common Stock in the PIPE Subscription.
         Please revise your disclosure in this section to include a description of the negotiations relating to the PIPE Subscription, including how the amount of the PIPE Subscription and the Sponsor Backstop Commitment amount was determined, how potential PIPE investors were selected, and what relationship the investors (other than Eldridge Industries) have with Horizon, the Sponsor, Vivid Seats, and the placement agents. Please disclose that
         Credit Suisse and Evercore acted as placement agents for the PIPE Subscription.
15. Please include a general description of the diligence matters discussed on March 11, 2021 and how those discussions impacted the terms of the transaction.
16. We note that Credit Suisse performed additional services as placement agent for the PIPE
         Subscription and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to
         Credit Suisse that are contingent on completion of the business combination.
17.      Horizon   s current charter waives the corporate opportunities
doctrine. Please address this
         potential conflict of interest and whether it impacted Horizon   s
search for an acquisition
         target. In particular, we note that Horizon Acquisition Corp II is also searching for a business combination target. In addition, please revise to include any discussions with
         Hoya Topco relating to the waiver of the corporate opportunities doctrine for which you are seeking approval in Proposal No. 5.
Horizon's Board of Directors' Reasons for the Approval of the Business Combination, page 102

18.      We note your disclosure that Horizon   s board considered    current
information and
         forecast projections from Horizon and Vivid Seats PubCo   s management
regarding (i)
         Hoya Intermediate and Vivid Seats PubCo   s business, prospects,
financial condition,
         operations, technology, products, services, management, competitive position, and
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            Inc.
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         strategic business goals and objectives, (ii) general economic, industry, regulatory and financial market conditions and (iii) opportunities and competitive factors within Vivid
         Seats PubCo   s industry.    Clarify whether these projections are the
same projections
         included on page 108, and if not, please include such projections in your filing or tell us why you are not required to do so. Please also clarify whether Horizon and Vivid Seats
         PubCo   s management prepared two different sets of projections.
19. Please revise your disclosure in this section to state with more specificity how certain of these factors supported the board's decision to recommend approval of the business combination. For example, it's unclear what in particular the board considered about the historical financial performance and results of operations of Hoya Intermediate and Vivid
         Seats Pubco.
Certain Forecasted Financial Information for Vivid Seats PubCo,, page 106

20.      Please revise to include a description of the material assumptions
made by Vivid Seat   s
         management in preparing these projections. In this discussion, please address how you accounted for the uncertainty resulting from the COVID-19 pandemic. In this regard, we
         note your disclosure that    due to the unprecedented nature of the
global COVID-19
         pandemic and its impacts on [y]our business, [y]our ability to forecast [y]our cash inflows
         is hampered.    Please also disclose how and why the timeframe leading
out to 2024
         projected financial results was selected and disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.
21. We note the investor presentation for prospective investors in the PIPE Subscription that was included in the 8-K Horizon filed on April 22, 2021. We note the presentation includes a similar comparable company analysis to the analysis discussed on pages 104-
         106 and also includes additional analyses related to Vivid Seats financial profile and valuation and includes certain underlying assumptions. Please tell us whether the Board considered the additional analyses included in the presentation as a factor in recommending that the Horizon shareholders approve the transaction. If so, please include the additional analyses in the filing. If the Board did not consider these projections, please tell us why and explain the material differences in the analyses included in the investor presentation as compared to the disclosure in your filing. To the extent a third party prepared the analyses and provided it to Horizon, please include the information required by Item 1015(b) of Regulation M-A.
Interests of Certain Persons in the Business Combination, page 108

22. Please revise your disclosure here and elsewhere in your filing, as applicable, to include:

                the value of the Horizon Class A ordinary shares, Horizon Class B ordinary shares, and Horizon IPO Private Placement Warrants currently owned by the Sponsor and by any other initial shareholders.
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Vivid SeatsLastNameStanley Chia
            Inc.
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June       NameVivid Seats Inc.
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                the value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that are subject to reimbursement;
                the approximate dollar value of the Sponsor   s ownership
interest in Hoya
              Intermediate based on the transaction value and recent trading prices as compared to the price paid; and
                clarify if the Sponsor can earn a positive rate of return on its investment, even if other
              Horizon shareholders experience a negative rate of return in the post-business combination company.
23. Please include comparable disclosure for the directors and executive officers of Hoya
         Intermediate. Refer to Item 18(a)(5)(i) of Form S-4.
U.S Federal Income Tax Considerations, page 112

24. You disclose in this section that the merger should qualify as an F Reorganization, and that holders that beneficially own less than $50,000 should not be required to recognize gain or loss under Section 367(b) of the Code. As the tax treatment of the transaction is material to investors, please revise to provide a tax opinion and clearly identify and articulate the opinion being rendered as to the tax consequences of the business combination. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please make similar revisions where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate. Please also remove language stating that this section is a "discussion" or "summary." Refer to Section III of
         Staff Legal Bulletin 19.
Proposal No. 4 - Organizational Documents Proposal B, page 132

25. Please describe in more detail in this section the specific conflicts between the organizational documents and the rights of the Sponsor and Hoya Topco in the
         Stockholders' Agreement. Please also include a more complete description of the rights granted in the Stockholders Agreement such as, for example, the number of directors each party is entitled to designate based on specific beneficial ownership thresholds and the relevant sunset dates. Please include similar disclosure elsewhere as appropriate.
Proposal No. 5 -- Organizational Documents Proposal C, page 133

26. It appears in this proposal that shareholders are being asked to waive the doctrine of corporate opportunity for certain investors and include a choice of forum provision in the organizational documents, in addition to other changes to the organizational documents.
         Please revise to present any material changes to the charter, including the waiver of corporate opportunity and the choice of forum provision, as separate proposals. Alternatively, provide us with your analysis as to why you are not required to
         unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as
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         Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure
         Interpretations.
Business of Vivid Seats, page 171

27. Please disclose when Vivid Seats was incorporated and when the Private Equity Owner purchased its controlling interest in Vivid Seats.
28. Please disclose the basis for your statement that Vivid Seats is a "leading marketplace and identify the third-party reports supporting your statement that the U.S. primary and secondary live event ticketing market is $39 billion as of 2019, with the secondary live event ticketing market estimated at $11 billion, representing growth in the secondary live event ticketing market of 57% since 2014.
Components of Results of Operations, page 189

29. Reference is made to your description of general and administrative expenses. Please tell us your consideration of classifying certain personnel-related and information technology expenses as cost of revenues rather than general and administrative expenses.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 199

30. We note your disclosure that you have historically financed your operations primarily through cash generated from your operating activities. Given your disclosure elsewhere in your filing that Vivid Seats anticipates that the COVID-19 pandemic and mitigation policies enacted by governmental entities will continue to have a material impact on its cash flows, please disclose whether you anticipate a need to raise additional capital after the completion of the business combination to carry out your operations. If so, please disclose the sources of capital you will seek.
31. To the extent practicable, please discuss the impact your obligations under the Tax
         Receivable Agreement may have on your liquidity. In this regard, we note your disclosure that the Tax Receivable Agreement will require you to make cash payments to Hoya
         Topco and that such payments may exceed any actual tax benefits or be accelerated.
         Please also disclose the range of future payouts that you expect to pay under this
         Agreement, as well as the amount of the lump-sum cash payment that you will be required to make in the event of early termination.
Critical Accounting Policies and Estimates, page 202

32. Reference is made to your discussion of revenue recognition. We note your disclosure that an estimate for future cancellation charges is based on cancellation charge history.
         Please disclose the material judgments, assumptions and uncertainties associated with estimating cancellation charges. Please also clarify when a credit is issued and when there is a cash refund.
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            Inc.
Comapany
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33.      Reference is made to your discussion of goodwill impairment on page
204. Please
         provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit substantially exceeds the carrying value and is not at risk of failing. If a reporting unit is at risk of failing, you should disclose the percentage by which fair value exceeded carrying value at the date of the most recent test and the amount of goodwill allocated to the reporting unit. Please refer to Item 303(b)(3) of Regulation S-K.
General

34. Please revise your disclosure throughout the filing to address the potential impact of redemptions on non-redeeming shareholders and all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including:

                the potential impact on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels;
                the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;
                quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders; and
                disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we note that it appears that underwriting fees remain constant and are not adjusted based on redemptions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Stanley Chia
Vivid Seats Inc.
June 25, 2021
Page 9

        You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameStanley Chia                           Sincerely,
Comapany NameVivid Seats Inc.
                                                         Division of
Corporation Finance
June 25, 2021 Page 9                                     Office of Trade &
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FirstName LastName